Exhibit 99.1

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN
17 009 212 238

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1.	Unlisted options over ordinary shares issued pursuant to the Employee Share Option Plan approved by shareholders on 29 November 2018

		2.	Unlisted Performance Rights issued as long term incentives to the Directors as approved by shareholders on 29 November 2018

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,000,000 unlisted Options 76,250,000 unlisted Performance Rights

+ See chapter 19 for defined terms.

01/08/2012

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1.	16,000,000 Options expiring 11 December 2021 with an exercise price of 1.0 cents each. Vesting in one tranche on 30 June 2019

2.

26,250,000 Class A Performance rights with an exercise price of $ nil each. Vesting per resolution passed at 2018 Annual General Meeting (AGM) and per the terms and conditions as set out in the Explanatory Memorandum of the 2018 Notice of AGM.

3.

25,000,000 Class B Performance rights with an exercise price of $ nil each. Vesting per resolution passed at 2018 Annual General Meeting (AGM) and per the terms and conditions as set out in the Explanatory Memorandum of the 2018 Notice of AGM.

4.

25,000,000 Class C Performance rights with an exercise price of $ nil each. Vesting per resolution passed at 2018 Annual General Meeting (AGM) and per the terms and conditions as set out in the Explanatory Memorandum of the 2018 Notice of AGM.

+ See chapter 19 for defined terms.

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•      the date from which they do

•                  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•                  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

No, the Options and Performance Rights are unlisted.

An Option or Performance Right does not entitle a holder participate in new issues of securities or to receive dividends. In the event that fully paid ordinary shares are issued upon the exercise of Options or Performance Rights, those shares will rank equally with existing ordinary shares.

5	Issue price or consideration	Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To continue to attract, retain, provide an incentive and align the interests of the recipients with those of the shareholders

6a	Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?	Yes

If Yes, complete sections 6b – 6h in relation to the + securities the subject of this Appendix 3B, and comply with section 6i

6b	The date the security holder resolution under rule 7.1A was passed	29 November 2018

6c	Number of +securities issued without security holder approval under rule 7.1	Not applicable

6d	Number of +securities issued with security holder approval under rule 7.1A	Not applicable

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	76,250,000 unlisted Performance Rights approved under Resolutions 4, 5, 6, 7 and 8 at the Company’s AGM held on 29 November 2018

6f	Number of securities issued under an exception in rule 7.2	16,000,000 unlisted Options issued under share and option plan approved under Resolution 3 at the Company’s AGM held on 29 November 2018

+ See chapter 19 for defined terms.

6g	If securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the issue date and both values. Include the source of the VWAP calculation.	Not applicable

6h	If securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	7.1 : 396,617,373 7.1A : 264,411,582

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 December 2018

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in section 2 if applicable)	2,644,115,824	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in section 2 if applicable)	20,366,667	Options at $0.015, exp. 2/12/18 (GTGAC)

		5,000,000	Options at $0.02, exp. 24/11/20 (GTGAD)

		5,000,000	Options at $0.02, exp. 31/3/21 (GTGAD)

		10,500,000	Options at $0.01, exp. 16/2/22 (GTGAD)

		12,500,000	Options at $0.0153, exp. 8 August 2021

		16,000,000	Options at $0.01, exp. 11/12/21 (new)

		26,250,000	Class A - Performance Rights at $0, exp. 11/12/21 (new)

		25,000,000	Class B - Performance Rights at $0, exp. 11/12/21 (new)

		25,000,000	Class C - Performance Rights at $0, exp. 11/12/21 (new)

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☐	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36	☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000 100,001 and over

37	☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

	Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

Quotation agreement

1                                         +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2                                         We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                         We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                         We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Kevin Fischer	Date: 13 December 2018
Chief Financial Officer

Print name: Kevin Fischer

+ See chapter 19 for defined terms.

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for +eligible entities

Introduced 01/08/12

Part 1

Rule 7.1 – Issues exceeding 15% of capital

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid ordinary securities on issue 12 months before date of issue or agreement to issue	2,435,282,724

Add the following:

• Number of fully paid ordinary securities issued in that 12 month period under an exception in rule 7.2

• Number of fully paid ordinary securities issued in that 12 month period with shareholder approval	208,833,100

• Number of partly paid ordinary securities that became fully paid in that 12 month period

Note:

•                  Include only ordinary securities here – other classes of equity securities cannot be added

•                  Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•                  It may be useful to set out issues of securities on different dates as separate line items

Subtract the number of fully paid ordinary securities cancelled during that 12 month period

“A”	2,644,115,824

Step 2: Calculate 15% of “A”

“B”	0.15 [Note: this value cannot be changed]

Multiply “A” by 0.15	396,617,373

+ See chapter 19 for defined terms.

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of equity securities issued or agreed to be issued in that 12 month period not counting those issued:

•                  Under an exception in rule 7.2

•                  Under rule 7.1A

•                  With security holder approval under rule 7.1 or rule 7.4

Note:

•                  This applies to equity securities, unless specifically excluded – not just ordinary securities

•                  Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•                  It may be useful to set out issues of securities on different dates as separate line items

“C”

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

“A” x 0.15 Note: number must be same as shown in Step 2	396,617,373

Subtract “C” Note: number must be same as shown in Step 3	Nil

Total [“A” x 0.15] – “C”	396,617,373 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.

Part 2

Rule 7.1A – Additional placement capacity for eligible entities

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

“A” Note: number must be same as shown in Step 1 of Part 1	2,644,115,824

Step 2: Calculate 10% of “A”

“D”	0.10 Note: this value cannot be changed

Multiply “A” by 0.10	264,411,582

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•                  This applies to equity securities – not just ordinary securities

•                  Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•                  Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•                  It may be useful to set out issues of securities on different dates as separate line items

“E”	Nil

+ See chapter 19 for defined terms.

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

“A” x 0.10 Note: number must be same as shown in Step 2	264,411,582

Subtract “E” Note: number must be same as shown in Step 3	Nil

Total [“A” x 0.10] – “E”	264,411,582 Note: this is the remaining placement capacity under rule 7.1A